SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GCI LIBERTY, INC.

(Grizzly Merger Sub 1, LLC as successor by merger to GCI Liberty, Inc.)

(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

36164V 503

(CUSIP Number)

Bryan Fick
Financial Reporting Director
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164V 503

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald A. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

(Grizzly Merger Sub 1, LLC as successor by merger to GCI Liberty, Inc.)

This statement on Schedule 13D relates to the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Ronald A. Duncan (“Mr. Duncan” or the “Reporting Person”), on March 13, 2018 as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 7, 2020 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D. This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On December 18, 2020, Liberty Broadband Corporation (“Liberty Broadband”) completed its previously announced combination (the “Combination”) with the Issuer, which was effected by (i) a merger of Grizzly Merger Sub 2, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Grizzly Merger Sub 1, LLC (“Merger LLC”), with and into the Issuer (the “Merger”) with the Issuer surviving as an indirect wholly owned subsidiary of Liberty Broadband and (ii) the merger of the Issuer (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.  In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as August 6, 2020, by and among Liberty Broadband, Merger LLC, Merger Sub and the Issuer, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”) (the “Series A Consideration”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “Series B Common Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) was converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”) (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”), and (iii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive one share of newly-issued Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). Prior to the consummation of the Merger, the Reporting Person beneficially owned approximately 6.6% of the outstanding shares of Preferred Stock. No fractional shares of LBRD Series C Common Stock or LBRD Series B Common Stock were issued in the Combination. Cash will be paid in lieu of fractional shares as described in the joint proxy statement/prospectus forming a part of Amendment No. 2 to Liberty Broadband’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 30, 2020.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)	Mr. Duncan beneficially owns no shares of Preferred Stock.

(b)	Not applicable.

(c)	Except as provided in this Amendment, Mr. Duncan has not effected any transactions with respect to the Preferred Stock during the 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Mr. Duncan ceased to be the beneficial owner of more than five percent of the Preferred Stock on December 18, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On December 18, 2020, Liberty Broadband completed its previously announced Combination with the Issuer, which was effected by the Merger and the Upstream Merger.  As a result, all shares of Preferred Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Merger Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020
/s/ Ronald A. Duncan
Ronald A. Duncan

[Signature Page to RAD Amendment No. 2 to GCI Liberty, Inc. 13D]